Exhibit 99.1

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTH ENDED SEPTEMBER 30, 2023

VANCOUVER, BC, Nov. 7, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") reports its financial results for the three months ended September 30, 2023.  All figures are expressed in US dollars unless otherwise stated.

FISCAL 2024 Q1 HIGHLIGHTS

    The Company filed its inaugural independent National Instrument 43–101 – Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate (the "MRE") for its Carangas Project on September 18, 2023. Total indicated mineral resources of 214.9 million tonnes ("Mt") containing 205.3 million ounces ("Mozs") of silver ("Ag"), 1,588.2 thousand ounces ("Kozs") of gold ("Au"), 1,444.9 million pounds ("Mlbs") of lead ("Pb"), 2,653.7 Mlbs of zinc ("Zn"), and 112.6 Mlbs of copper ("Cu"); or collectively 559.8 Mozs silver equivalent ("AgEq"). Total inferred mineral resources are 45.0 Mt containing 47.7 Mozs of silver, 217.7 Kozs of gold, 297.9 Mlbs of lead, 533.7 Mlbs of zinc, and 16.8 Mlbs of copper; or collectively 109.8 Mozs AgEq. For further details, please refer to the Company's news release dated September 18, 2023.
  The Company successfully closed a bought deal financing on September 29, 2023. A total of 13,208,000 common shares of the Company were sold under the bought deal financing at a price of $1.96 (CAD $2.65) per common share for total gross proceeds of approximately $25.9 million (CAD $35 million). The underwriter's fee and other issuance costs for the transaction were approximately $1.4 million.
  The Company strengthened the Board by appointing Mr. Paul Simpson as a director on September 11, 2023.
  Completed leadership transition as Mr. Andrew Williams was appointed as Chief Executive Officer ("CEO") of the Company on September 11, 2023. Mr. Williams previously held the role of President of the Company. Dr. Rui Feng, founder of the Company, stepped down as CEO.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended September 30, 2023 was $1.75 million or $0.01 per share (three months ended September 30, 2022 – net loss of $2.09 million or $0.01 per share).  The Company's financial results were mainly impacted by the following items:

  Operating expenses for the three months ended September 30, 2023 were $1.87 million (three months ended September 30, 2022 - $2.06 million).
  Net Income from investments for the three months ended September 30, 2023 was $0.02 million (three months ended September 30, 2022 – $0.04 million).
  Gain on disposal of plant and equipment for the three months ended September 30, 2023 was $0.05 million (three months ended September 30, 2022 – $nil).
  Foreign exchange gain for the three months ended September 30, 2023 was $0.05 million (three months ended September 30, 2022 – gain of $0.01 million).

Working Capital: As of September 30, 2023, the Company had working capital of $27.06 million.

PROJECT EXPENDITURE

The following schedule summarized the expenditure incurred by category for each project for relevant periods:

Cost	Silver Sand	Silverstrike	Carangas	Total
Balance, July 1, 2022	$ 76,568,598	$ 3,269,232	$ 5,460,946	$ 85,298,776
Capitalized exploration expenditures
Reporting and assessment	1,008,174	-	88,558	1,096,732
Drilling and assaying	1,925,695	977,881	8,289,678	11,193,254
Project management and support	2,719,120	256,569	1,424,573	4,400,262
Camp service	467,690	174,651	1,005,158	1,647,499
Permit and license	195,821	-	9,389	205,210
Foreign currency impact	(201,972)	(24,680)	(8,831)	(235,483)
Balance, June 30, 2023	$ 82,683,126	$ 4,653,653	$ 16,269,471	$ 103,606,250
Capitalized exploration expenditures
Reporting and assessment	152,549	-	113,565	266,114
Drilling and assaying	40,065	-	8,227	48,292
Project management and support	561,860	50,169	365,956	977,985
Camp service	186,734	17,147	117,801	321,682
Permit and license	24,691	-	9,308	33,999
Foreign currency impact	(222,359)	(19,005)	(45,440)	(286,804)
Balance, September 30, 2023	$ 83,426,666	$ 4,701,964	$ 16,838,888	$ 104,967,518

SILVER SAND PROJECT

For the three months ended September 30, 2023, total expenditures of $0.97 million (three months ended September 30, 2022 - $2.50 million) were capitalized under the project.

CARANGAS PROJECT

For the three months ended September 30, 2023, total expenditures of $0.61 million (three months ended September 30, 2022 - $2.98 million) were capitalized under the project.

SILVERSTRIKE PROJECT

For the three months ended September 30, 2023, total expenditures of $0.07 million (three months ended September 30, 2022 - $0.44 million) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's management discussion and analysis and the unaudited condensed and consolidated financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR+ at www.sedarplus.ca,on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a qualified person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")) for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company's flagship Project, the Silver Sand Silver Project, the Company's recently discovered Carangas Silver-Gold Project and the Company's third project, the Silverstrike Silver-Gold Project.

For further information, please contact:

Andrew Williams, CEO
New Pacific Metals Corp. Phone: (604) 633-1368 Ext. 236
1750 – 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the independent preliminary economic assessment (the "PEA") contained in the technical report filed in respect of the Silver Sand Project on February 26, 2023 are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. ("AMC Consultants") (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA for the purposes of NI 43-101 are Mr. John Morton Shannon, P.Geo, General Manage and Principal Geologist at AMC Consultants, Mr. Wayne Rogers, P.Eng, and Mr. Mo Molavi, P.Eng, both Principal Mining Engineers with AMC Consultants, Mr. Andrew Holloway, P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham, P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants, who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding:  anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects; the results of the PEA; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2023 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia ("COMIBOL") by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to administrative mining contracts; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.  Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's annual information form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:15e 07-NOV-23